Filed by Duddell Street Acquisition Corp.
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Duddell Street Acquisition Corp.
Commission File Number: 001-39672
Date: December 29, 2021

FISCALNOTE ANNOUNCES AGREEMENT TO ACQUIRE
SOUTH KOREA-BASED ALTERNATIVE DATA SOLUTIONS AND
SOFTWARE LEADER AICEL TECHNOLOGIES

Aicel Strengthens FiscalNote’s Data-as-a-Service (DaaS) Offerings, Deepening
Expertise in Data Ingestion, Management, and API Development for the FinTech
Industry on a Global Scale

WASHINGTON, D.C. - December 29, 2021 - FiscalNote, a leading AI-driven enterprise SaaS company that delivers legal and regulatory data and insights, announces it has entered into a definitive agreement to acquire Aicel Technologies (“Aicel”), a rapidly-expanding, Seoul, Korea-based alternative data company that provides unique alpha-capturing dataset solutions and extracts value and actionable insights to drive business solutions for emerging FinTech markets around the world.

With this latest acquisition, FiscalNote achieves its FY2021 M&A target goal and remains on track for run-rate revenues in-line with its publicly provided guidance. The deal is expected to close in the first quarter of 2022, pending regulatory review and customary closing conditions.

Founded in 2016 and led by CEO Min Kim, Aicel processes both proprietary and licensed data, such as trade and export information, patent filings, aggregated consumer and retail transactions, food delivery and home-sharing data, e-Commerce sales information, and ESG metrics on a subscription basis for customers - such as asset management companies, multinational corporations, hedge funds, investment firms, and corporations, amongst others. Aicel leverages advanced technology to collect, refine, process, and deliver tailored data to customers, while powering a data exchange marketplace through its Data-as-a-Service model to enable third-party data providers and vendors to rapidly partner with Aicel to market new datasets quickly and efficiently.

“We’re excited about bringing Aicel into FiscalNote because, much like us, technology has always been core to Aicel’s DNA,” said FiscalNote co-founder and CEO, Tim Hwang. “We look forward to collaborating with Aicel’s team to further penetrate the alternative data and fintech industries, while continuing to develop capabilities to serve the regulated sectors of the future such as ride sharing, the gig economy, e-Commerce, food delivery, and more.”

Alternative data for financial institutions continues to be an attractive and fast-growing international market. By acquiring Aicel, FiscalNote will gain access to a deeper customer base in an expanding and increasingly regulated marketplace. Doubling its revenue this past year, Aicel is uniquely positioned to continue expanding its customer base and revenues through a strong network of established partners, as well as sales and marketing relationships with leading firms. Aicel’s Kim will continue to lead the division upon closing.

Once completed, the acquisition of Aicel strengthens FiscalNote’s existing business in alternative data sources across the emerging fintech, capital markets, and financial services industries, deepening its expertise in sophisticated data management, data ingestion, and API development for its worldwide customers, while driving new revenue growth in Korea, the Asia-Pacific region, Europe, and the U.S. In addition to FiscalNote’s Forge.AI and Predata offerings, Aicel will give FiscalNote considerable global coverage for organizations interested in extracting deep insights attainable only by leveraging advanced data technologies.

“We’re incredibly proud to join the FiscalNote team and the pioneering technology it’s developing and deploying,” noted Kim. “We look forward to leveraging the FiscalNote team’s expertise and global scale to support Aicel’s continued growth as we enter this exciting new stage.”

On November 8, 2021, FiscalNote and Duddell Street Acquisition Corp. (Nasdaq: DSAC), a publicly traded special purpose acquisition company, announced they have entered into a definitive business combination agreement that, upon closing (which is subject to regulatory review and customary closing conditions), will result in FiscalNote becoming a publicly listed company with a pro forma market capitalization of approximately $1.3 billion. Upon closing, the combined company will operate under the FiscalNote name and publicly trade under the ticker symbol “NOTE”.

About FiscalNote

FiscalNote is a leading global technology provider of legal and policy data and insights. By combining AI capabilities, expert analysis, and legislative, regulatory, and geopolitical data, FiscalNote is reinventing the way that organizations minimize risk and capitalize on opportunity. Home to CQ, Roll Call, Oxford Analytica, and VoterVoice, FiscalNote empowers clients worldwide to monitor, manage, and act on the issues that matter most to them. To learn more about FiscalNote and its family of brands, visit FiscalNote.com and follow @FiscalNote.

Contacts:

Media
FiscalNote
Nicholas Graham
press@fiscalnote.com

Investors
ICR, Inc. for FiscalNote
Sean Hannan
IR@fiscalnote.com

Additional Information and Where to Find It

In connection with its proposed business combination with FiscalNote Holdings, Inc. (FiscalNote), Duddell Street Acquisition Corp. (“Duddell Street”) has filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street is included in the proxy statement/prospectus for the proposed business combination, which is available at www.sec.gov and can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.